Exhibit 99.1

Immuron CEO, Steven Lydeamore presentation to Emerging Growth Conference

Melbourne, Australia, September 26 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to advise our Chief Executive Officer, Steven Lydeamore presented virtually at the Emerging Growth Conference early on 26 September 2024 (AEST) (25 September 2024, U.S. Eastern Standard Time).

A copy of the presentation being made is included below.

This release has been authorised by the directors of Immuron Limited.

- - - END - - -

COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC.

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

IMM-529

Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM-529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells.

This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains.

To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease (Hutton et al., 2017).

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers’ diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com Subscribe for Immuron News: Here

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

26 September 2024 Steven Lydeamore Chief Executive Officer Investor Presentation NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “ intends,” “ plans,” “ believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, c i rcumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. YTD FY 2024 results in this presentation are subject to audit review. SAFE HARBOR STATEMENT

3 Executive summary Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases 3 as of 24 September 2024 U.S. Department of Defense Research Award for NMRC and WRAIR to develop an enhanced formulation of Travelan® IMM - 529 Immuron completes pre - IND meeting with FDA on the development of IMM - 529 Major Shareholders Financial Snapshot 227,998,346 Shares on Issue 15,078,839 Total Options IMC: A$0.105 Last Traded Price IMC: A$0.17/0.065 IMRN: $5.96/1.481 52 week High/Low IMC: A$23.93m Market Cap A$11.7m Cash & Cash Equivalents (as at 30 June 2024) % of CSO Units Holder 34.0% 77,565,904 BNY Mellon Asset Management 2.4% 5,500,000 Authentics Australia Pty. Ltd. 1.7% 3,846,712 Grandlodge 0.9% 1,954,070 Management & Board Company Overview Two commercially available oral immunotherapeutic products – Travelan® and Protectyn® 4 clinical programs: Travelan®(IMC: Phase 2 CHIM trial), Travelan®(USU: Phase 4 field study), CampETEC (NMRC: Phase 2 CHIM trial), IMM - 529 (IMC: Protocol development phase, Phase 2 trial) Business Update Travelan® (IMM - 124E) Phase 2 CHIM trial topline results Travelan® (IMM - 124E) Travelan® Uniformed Services University IMM - 124E Phase 4 trial recruited ~85% of 866 CampETEC Phase 2 clinical trial completed inpatient phase Results & Outlook Sales 1 Jul 23 to 30 June 24 of A$4.9 million up 172% on pcp (unaudited) Evaluating options to enter international markets Evaluating options to add to marketed products portfolio

4 Travelan® record sales Global + Full Year FY2024 AUD$4.9 million up 172% on (prior comparative period) pcp + June 2024 Quarter AUD$1.3 million up 277% on pcp and 5% on last quarter Australia + Full Year 2024 AUD$3.7 million up 236% on pcp + June 2024 Quarter AUD$1.0 million up 247% on pcp and 13% on last quarter USA + Record annual sales + Full Year 2024 AUD$1.1 million up 67% on pcp + June 2024 Quarter AUD$0.3 million up 462% on pcp; down 14% on last quarter 0 1,000 2,000 3,000 4,000 5,000 6,000 FY19 FY20 FY21 FY22 FY23 FY24 Net Sales A$'000

5 Chief Commercial Officer has 20+ year’s experience with local and global (Asia, UK) commercial leadership roles with GSK and P&G Addressable market & industry overview * IMC Company Report - Travelan Market Analysis 2019 ** Centers for Disease Control and Prevention Yellow Book North America FY24: record sales in USA FY25: Launch into key Canadian retailers : Shoppers Drug Mart, Pharmaprix Lawtons, Loblaws, Rexall, Sobeys $83m Based on US annual travel numbers and a penetration rate of 15%, the market potential is estimated at $83m 3 $50m Based on EU travel numbers and a penetration rate of 15%, the market potential is estimated at $50m 3 $1.7b Clostridioides difficile infections (CDIs) to grow to almost $1.7 billion by 2026, according to GlobalData to add marketed products to portfolio in FY25 Evaluating options for entry into international markets Billion Dollar Market Traveller’s diarrhoea treatment market is large and growing at a CAGR of ~7% 1 Industry tailwinds Travel picking up significantly following COVID lockdowns Frequent Symptom 30% - 70% of travelers experience traveller’s diarrhoea 2 1 https://www.transparencymarketresearch.com/travelers - diarrhea - market.html ;CCenters for Disease Control and Prevention CDC.gov 2024; 3 IMC Company Report - Travelan Market Analysis 2019

6 Addressable market & industry overview Billion Dollar Market Traveller’s diarrhoea treatment market is large and growing at a CAGR of ~7% 1 Industry tailwinds Travel picking up significantly following COVID lockdowns Frequent Symptom 30% - 70% of travelers experience traveller’s diarrhoea 2 • There are no current reliable vaccines for prevention of Travellers’ diarrhoea 2 • Enterotoxigenic Escherichia coli (ETEC) is the leading cause of Travellers’ diarrhoea 2 • Travelan® is a hyperimmune bovine colostrum produced by immunization of cows during gestation with a vaccine consisting of antigens derived from 13 different ETEC strains known to cause Travelers’ diarrhea • Travelan® is broadly cross - reactive with other ETEC strains not included in the vaccine and other gram - negative bacteria ( Shigella, Vibrio cholera, Campylobacter spp .) 3,4 • Diarrhea ranked 1 st among 57 infectious disease threats by the 2019 Military Infectious Disease Research Program’s Infectious Disease Threat Prioritization Panel based on its impact to readiness 5 • 76% of Soldiers in OIF and OEF experienced traveler’s diarrhea early in their deployment 5 1 https://www.transparencymarketresearch.com/travelers - diarrhea - market.html ; 2 Centers for Disease Control and Prevention CDC.gov 2024; 3 Sears et al., Clin. Vaccine Immunol. 2017 https://doi.org/10.1128/cvi.00186 - 16 ; 4 Islam et al., PLOS one 2023 https://doi.org/10.1371/journal.pone.0294021 ; ; 5 Olson et al. “Tropical Diseases, Travel Medicine and Vaccines, 2019, 51 - 15 Page 3; OIF (Operation Iraqi Freedom); OEF (Operation Enduring Freedom)

7 IMMURON’S CLINICAL PROGRAMS – OPPORTUNITY ASSESSMENT › Immuron’s development of IMM - 124E (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need › Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea. › If base case efficacy targets are reached, IMM - 124E would mostly be used by travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa). › Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM - 124E is projected at US$102M . › Reaching higher efficacy goals could broaden use. L u C m o a r n p i o t y r a * t e O p p ortuni t y Assessment for IMM - 124E › Infectious disease experts reacted favorably to the IMM - 529 MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B › Non - microbiome approaches (such as IMM - 529) are still appealing to experts, who noted that clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in recurrent patients, not mechanism of action › Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue in USA for IMM - 529 is conservatively projected at US$93M for the target patient population (limited to 2nd recurrence and later based on trial design and payer coverage) › Positioning IMM - 529 earlier than second recurrence and/or efficacy targets could lead to higher uptake. Lu m C o a r n p i t o y r a O t p e po r tu ni t y Assessment for IMM - 529 Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E - Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our - story/

8 + Reduce occurrence and reduce/relieve diarrhoea + Reduce/relieve abdominal cramping + Reduce/relieve gastrointestinal pain + Assists repair of gastrointestinal/gut wall lining + Enhance/promote immune defence + Enhance/promote health liver function Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA) * Gomes et. al., NFS Journal, Volume 25, November 2021, pages 1 - 11, https://doi.org/10.1016/j.nfs.2021.10.001 Step 1 Development of Highly Specific Vaccines Step 2 Isolation of Hyperimmune antibody - rich bovine colostrum Step 3 Oral Antimicrobial therapeutic without drawbacks of antibiotics Final Product Toxin Neutralization + Clearance of targeted gut pathogens Technology platform Immuron’s proprietary technology platform combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies that offer delivery within the gastrointestinal (“GI”) tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens.*

9 Pre - Clinical Studies Broad spectrum antimicrobial Travelan® | Mechanism of action With Travelan ® Bacteria neutralized by Travelan ® antibodies Without Travelan® Bacteria attach to gut wall and infect Protects against bacterial adhesion to host cell intestinal epithelia Binds to surface layer proteins preventing bacterial colonization and motility Toxin neutralization and clearance of targeted gut pathogens

10 Market Phase III Phase II Phase I Indication Compound or brand name Travelers’ Diarrhea ETEC challenge IMM - 124E Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Market Phase III Phase II Phase I Partner Compound or brand name Uniformed Services University Travelan® Naval Medical Research Command CampETEC Immuron’s Clinical Programs Status of product portfolio and key milestones Travelan® MTEC 21 - 10 - 013 grant Phase 2 randomized clinical challenge study to examine a dosing regimen for Travelan® more suited to the military IMM - 124E (Travelan®) IND 29087 FDA approval Dec 22 Clostridioides difficile IMM - 529 Prevention of recurrent CDI infections Vaccine (spores, vegetative cells, and Toxin B) 600mg solid dose active formulation developed Top - line data 7 March 2024 Clinical Study Report – October 2024 Pre - IND submission to FDA – 1 July 2024 Clinical protocol and trial preparation in progress Collaborative studies Travelan® P2TD Field study Uniformed Services University Phase 2 randomized clinical trial with Travelan® /Placebo to evaluate prophylactic effectiveness during deployment or travel to a high TD risk region Status ~85% of participants have been recruited (866 target) Anticipated topline results – April 2025 CampETEC NMRC Campylobacter and enterotoxigenic E. coli product Manufactured by Immuron Immuron sponsored GLP Toxicology study completed – Dec 2022 Phase 2 CHIM completion of inpatient phase – December 2023 6 month follow up completed – June 2024 Adjudication Committee assessment – 23 August 2024 Top - line data end September 2024/early October Our Partners’ Clinical Programs

WORLD FIRST TRIPLE MECHANISM OF ACTION FOR CDI IMM - 529: pre - IND filed with FDA July 2024 IMM - 529 will be indicated for the treatment of recurrent C. difficile infection Indication / Target Population • Novel antibody - containing therapeutic which neutralizes C. difficile but does not impact the microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential for use in combination with standard of care (e.g. vancomycin, fidaxomicin) • Targets many isolates Product Description / Mechanism of Action • Oral administration, 3 x daily • Trial to test safety 7 - day treatment course on top of standard of care (vancomycin, fidaxomicin) Dosage and ROA 1. Prevention of primary disease (80% P =0.0052) 2. Protection of disease recurrence (67%, P <0.01) and 3. Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Efficacy • To be evaluated in Phase I/IIA study • Equivalent or better than current standard of care Safety / Tolerability

12 Positive results support Travelan® Travelan® topline clinical trial results demonstrate protective efficacy with single daily dose. progress to phase 3 IMM - 124E Phase 2 + Healthy volunteers were recruited and randomized to receive a single daily oral dose of 1200 mg of Travelan® or placebo. Dosing commenced 2 days prior to challenge with ETEC strain H10407 and continued for 7 days. + 60 subjects completed the inpatient challenge component of this current clinical study. + 36.4% protective efficacy against Enterotoxigenic Escherichia coli (ETEC) induced moderate to severe diarrhea was observed in the Travelan® group compared to the Placebo group (primary endpoint) even though the attack rate for this study was 37%, much lower than the planned 70%. + The attack rates on previous Phase 2 (Otto et al. 2011) were 73% and 86% with protective efficacy of 90.9% and 76.7%. + 43 . 8 % reduction in diarrhea of any severity in the Travelan® group compared to the Placebo group during the 5 - day period post challenge which is approaching statistical significance ; p= 0 . 066 + The number of cumulative adverse events per participant in the Travelan® group (58) was statistically significantly lower than the Placebo group (109) ; p< 0 . 05 . + Phase 2 clinical study data supports the excellent safety and tolerability profile of Travelan® .

13 IMM - 124E Phase 3 strategy Phase 1 clinical study (Baltimore, 1996) Phase 2 clinical study (Poland, 2000) FDA 1 IND 2 approval (December 2022) Phase 2 clinical study (Baltimore, 2024) Additional topline data analysis August 2024 Clinical Study Report anticipated September 2024 End of Phase 2 FDA meeting FDA meeting – Phase 3 clinical protocol Initiate Phase 3 Trial duration ~ 2 years End of Phase 3 FDA meeting BLA 3 submission Pre 2H 2024 1H 2025 2H 2025 Post + The pivotal registration studies is anticipated to involve two randomized, double - blind, parallel - group, placebo - controlled Phase 3 clinical studies (drug substance IMM - 124E) to assess the efficacy and safety of Travelan® for prevention of traveler’s diarrhea (TD) + Anticipated enrolment of approximately 1200 healthy adult subjects (600 subjects in two studies) traveling to regions with high TD risk. + Subjects anticipated to be randomized 1:1 to receive Travelan® or placebo. + Dosing anticipated to begin 3 days prior to arrival in country and for at least 14 days in country. + The primary endpoint requested will be traveler’s diarrhea. 1. U.S. Food and Drug Administration; 2. Investigational New Drug; 3. Biologics License Application

14 Scientific references Travelan® (IMM - 124E) Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Military Health System Research Symposium 14 - 17 Aug 2023_Abstract 1 Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers’ Diarrhea in Active Duty Military Service Assigned Abroad. Immuron Limited, 29 April, 2011 Travelan as a broad Spectrum anti - bacterial US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bovine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021. Bioactivity and efficacy of a hyperimmune bovine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta) Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Bioactive Immune Components of Travelan® Infect Immun. 2023 Nov; 91(11): e00097 - 23. Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM - 124E) has a non - detrimental effect on gut microbial communities in unchallenged mice Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis IMM - 529 Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION:

26 September 2024 Steven Lydeamore Chief Executive Officer Investor Presentation NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “ intends,” “ plans,” “ believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, c i rcumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. YTD FY 2024 results in this presentation are subject to audit review. SAFE HARBOR STATEMENT

3 Executive summary Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases 3 as of 24 September 2024 U.S. Department of Defense Research Award for NMRC and WRAIR to develop an enhanced formulation of Travelan® IMM - 529 Immuron completes pre - IND meeting with FDA on the development of IMM - 529 Major Shareholders Financial Snapshot 227,998,346 Shares on Issue 15,078,839 Total Options IMC: A$0.105 Last Traded Price IMC: A$0.17/0.065 IMRN: $5.96/1.481 52 week High/Low IMC: A$23.93m Market Cap A$11.7m Cash & Cash Equivalents (as at 30 June 2024) % of CSO Units Holder 34.0% 77,565,904 BNY Mellon Asset Management 2.4% 5,500,000 Authentics Australia Pty. Ltd. 1.7% 3,846,712 Grandlodge 0.9% 1,954,070 Management & Board Company Overview Two commercially available oral immunotherapeutic products – Travelan® and Protectyn® 4 clinical programs: Travelan®(IMC: Phase 2 CHIM trial), Travelan®(USU: Phase 4 field study), CampETEC (NMRC: Phase 2 CHIM trial), IMM - 529 (IMC: Protocol development phase, Phase 2 trial) Business Update Travelan® (IMM - 124E) Phase 2 CHIM trial topline results Travelan® (IMM - 124E) Travelan® Uniformed Services University IMM - 124E Phase 4 trial recruited ~85% of 866 CampETEC Phase 2 clinical trial completed inpatient phase Results & Outlook Sales 1 Jul 23 to 30 June 24 of A$4.9 million up 172% on pcp (unaudited) Evaluating options to enter international markets Evaluating options to add to marketed products portfolio

4 Travelan® record sales Global + Full Year FY2024 AUD$4.9 million up 172% on (prior comparative period) pcp + June 2024 Quarter AUD$1.3 million up 277% on pcp and 5% on last quarter Australia + Full Year 2024 AUD$3.7 million up 236% on pcp + June 2024 Quarter AUD$1.0 million up 247% on pcp and 13% on last quarter USA + Record annual sales + Full Year 2024 AUD$1.1 million up 67% on pcp + June 2024 Quarter AUD$0.3 million up 462% on pcp; down 14% on last quarter 0 1,000 2,000 3,000 4,000 5,000 6,000 FY19 FY20 FY21 FY22 FY23 FY24 Net Sales A$'000

5 Chief Commercial Officer has 20+ year’s experience with local and global (Asia, UK) commercial leadership roles with GSK and P&G Addressable market & industry overview * IMC Company Report - Travelan Market Analysis 2019 ** Centers for Disease Control and Prevention Yellow Book North America FY24: record sales in USA FY25: Launch into key Canadian retailers : Shoppers Drug Mart, Pharmaprix Lawtons, Loblaws, Rexall, Sobeys $83m Based on US annual travel numbers and a penetration rate of 15%, the market potential is estimated at $83m 3 $50m Based on EU travel numbers and a penetration rate of 15%, the market potential is estimated at $50m 3 $1.7b Clostridioides difficile infections (CDIs) to grow to almost $1.7 billion by 2026, according to GlobalData to add marketed products to portfolio in FY25 Evaluating options for entry into international markets Billion Dollar Market Traveller’s diarrhoea treatment market is large and growing at a CAGR of ~7% 1 Industry tailwinds Travel picking up significantly following COVID lockdowns Frequent Symptom 30% - 70% of travelers experience traveller’s diarrhoea 2 1 https://www.transparencymarketresearch.com/travelers - diarrhea - market.html ;CCenters for Disease Control and Prevention CDC.gov 2024; 3 IMC Company Report - Travelan Market Analysis 2019

6 Addressable market & industry overview Billion Dollar Market Traveller’s diarrhoea treatment market is large and growing at a CAGR of ~7% 1 Industry tailwinds Travel picking up significantly following COVID lockdowns Frequent Symptom 30% - 70% of travelers experience traveller’s diarrhoea 2 • There are no current reliable vaccines for prevention of Travellers’ diarrhoea 2 • Enterotoxigenic Escherichia coli (ETEC) is the leading cause of Travellers’ diarrhoea 2 • Travelan® is a hyperimmune bovine colostrum produced by immunization of cows during gestation with a vaccine consisting of antigens derived from 13 different ETEC strains known to cause Travelers’ diarrhea • Travelan® is broadly cross - reactive with other ETEC strains not included in the vaccine and other gram - negative bacteria ( Shigella, Vibrio cholera, Campylobacter spp .) 3,4 • Diarrhea ranked 1 st among 57 infectious disease threats by the 2019 Military Infectious Disease Research Program’s Infectious Disease Threat Prioritization Panel based on its impact to readiness 5 • 76% of Soldiers in OIF and OEF experienced traveler’s diarrhea early in their deployment 5 1 https://www.transparencymarketresearch.com/travelers - diarrhea - market.html ; 2 Centers for Disease Control and Prevention CDC.gov 2024; 3 Sears et al., Clin. Vaccine Immunol. 2017 https://doi.org/10.1128/cvi.00186 - 16 ; 4 Islam et al., PLOS one 2023 https://doi.org/10.1371/journal.pone.0294021 ; ; 5 Olson et al. “Tropical Diseases, Travel Medicine and Vaccines, 2019, 51 - 15 Page 3; OIF (Operation Iraqi Freedom); OEF (Operation Enduring Freedom)

7 IMMURON’S CLINICAL PROGRAMS – OPPORTUNITY ASSESSMENT › Immuron’s development of IMM - 124E (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need › Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea. › If base case efficacy targets are reached, IMM - 124E would mostly be used by travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa). › Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM - 124E is projected at US$102M . › Reaching higher efficacy goals could broaden use. L u C m o a r n p i o t y r a * t e O p p ortuni t y Assessment for IMM - 124E › Infectious disease experts reacted favorably to the IMM - 529 MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B › Non - microbiome approaches (such as IMM - 529) are still appealing to experts, who noted that clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in recurrent patients, not mechanism of action › Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue in USA for IMM - 529 is conservatively projected at US$93M for the target patient population (limited to 2nd recurrence and later based on trial design and payer coverage) › Positioning IMM - 529 earlier than second recurrence and/or efficacy targets could lead to higher uptake. Lu m C o a r n p i t o y r a O t p e po r tu ni t y Assessment for IMM - 529 Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E - Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our - story/

8 + Reduce occurrence and reduce/relieve diarrhoea + Reduce/relieve abdominal cramping + Reduce/relieve gastrointestinal pain + Assists repair of gastrointestinal/gut wall lining + Enhance/promote immune defence + Enhance/promote health liver function Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA) * Gomes et. al., NFS Journal, Volume 25, November 2021, pages 1 - 11, https://doi.org/10.1016/j.nfs.2021.10.001 Step 1 Development of Highly Specific Vaccines Step 2 Isolation of Hyperimmune antibody - rich bovine colostrum Step 3 Oral Antimicrobial therapeutic without drawbacks of antibiotics Final Product Toxin Neutralization + Clearance of targeted gut pathogens Technology platform Immuron’s proprietary technology platform combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies that offer delivery within the gastrointestinal (“GI”) tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces. Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens.*

9 Pre - Clinical Studies Broad spectrum antimicrobial Travelan® | Mechanism of action With Travelan ® Bacteria neutralized by Travelan ® antibodies Without Travelan® Bacteria attach to gut wall and infect Protects against bacterial adhesion to host cell intestinal epithelia Binds to surface layer proteins preventing bacterial colonization and motility Toxin neutralization and clearance of targeted gut pathogens

10 Market Phase III Phase II Phase I Indication Compound or brand name Travelers’ Diarrhea ETEC challenge IMM - 124E Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Market Phase III Phase II Phase I Partner Compound or brand name Uniformed Services University Travelan® Naval Medical Research Command CampETEC Immuron’s Clinical Programs Status of product portfolio and key milestones Travelan® MTEC 21 - 10 - 013 grant Phase 2 randomized clinical challenge study to examine a dosing regimen for Travelan® more suited to the military IMM - 124E (Travelan®) IND 29087 FDA approval Dec 22 Clostridioides difficile IMM - 529 Prevention of recurrent CDI infections Vaccine (spores, vegetative cells, and Toxin B) 600mg solid dose active formulation developed Top - line data 7 March 2024 Clinical Study Report – October 2024 Pre - IND submission to FDA – 1 July 2024 Clinical protocol and trial preparation in progress Collaborative studies Travelan® P2TD Field study Uniformed Services University Phase 2 randomized clinical trial with Travelan® /Placebo to evaluate prophylactic effectiveness during deployment or travel to a high TD risk region Status ~85% of participants have been recruited (866 target) Anticipated topline results – April 2025 CampETEC NMRC Campylobacter and enterotoxigenic E. coli product Manufactured by Immuron Immuron sponsored GLP Toxicology study completed – Dec 2022 Phase 2 CHIM completion of inpatient phase – December 2023 6 month follow up completed – June 2024 Adjudication Committee assessment – 23 August 2024 Top - line data end September 2024/early October Our Partners’ Clinical Programs

WORLD FIRST TRIPLE MECHANISM OF ACTION FOR CDI IMM - 529: pre - IND filed with FDA July 2024 IMM - 529 will be indicated for the treatment of recurrent C. difficile infection Indication / Target Population • Novel antibody - containing therapeutic which neutralizes C. difficile but does not impact the microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential for use in combination with standard of care (e.g. vancomycin, fidaxomicin) • Targets many isolates Product Description / Mechanism of Action • Oral administration, 3 x daily • Trial to test safety 7 - day treatment course on top of standard of care (vancomycin, fidaxomicin) Dosage and ROA 1. Prevention of primary disease (80% P =0.0052) 2. Protection of disease recurrence (67%, P <0.01) and 3. Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Efficacy • To be evaluated in Phase I/IIA study • Equivalent or better than current standard of care Safety / Tolerability

12 Positive results support Travelan® Travelan® topline clinical trial results demonstrate protective efficacy with single daily dose. progress to phase 3 IMM - 124E Phase 2 + Healthy volunteers were recruited and randomized to receive a single daily oral dose of 1200 mg of Travelan® or placebo. Dosing commenced 2 days prior to challenge with ETEC strain H10407 and continued for 7 days. + 60 subjects completed the inpatient challenge component of this current clinical study. + 36.4% protective efficacy against Enterotoxigenic Escherichia coli (ETEC) induced moderate to severe diarrhea was observed in the Travelan® group compared to the Placebo group (primary endpoint) even though the attack rate for this study was 37%, much lower than the planned 70%. + The attack rates on previous Phase 2 (Otto et al. 2011) were 73% and 86% with protective efficacy of 90.9% and 76.7%. + 43 . 8 % reduction in diarrhea of any severity in the Travelan® group compared to the Placebo group during the 5 - day period post challenge which is approaching statistical significance ; p= 0 . 066 + The number of cumulative adverse events per participant in the Travelan® group (58) was statistically significantly lower than the Placebo group (109) ; p< 0 . 05 . + Phase 2 clinical study data supports the excellent safety and tolerability profile of Travelan® .

13 IMM - 124E Phase 3 strategy Phase 1 clinical study (Baltimore, 1996) Phase 2 clinical study (Poland, 2000) FDA 1 IND 2 approval (December 2022) Phase 2 clinical study (Baltimore, 2024) Additional topline data analysis August 2024 Clinical Study Report anticipated September 2024 End of Phase 2 FDA meeting FDA meeting – Phase 3 clinical protocol Initiate Phase 3 Trial duration ~ 2 years End of Phase 3 FDA meeting BLA 3 submission Pre 2H 2024 1H 2025 2H 2025 Post + The pivotal registration studies is anticipated to involve two randomized, double - blind, parallel - group, placebo - controlled Phase 3 clinical studies (drug substance IMM - 124E) to assess the efficacy and safety of Travelan® for prevention of traveler’s diarrhea (TD) + Anticipated enrolment of approximately 1200 healthy adult subjects (600 subjects in two studies) traveling to regions with high TD risk. + Subjects anticipated to be randomized 1:1 to receive Travelan® or placebo. + Dosing anticipated to begin 3 days prior to arrival in country and for at least 14 days in country. + The primary endpoint requested will be traveler’s diarrhea. 1. U.S. Food and Drug Administration; 2. Investigational New Drug; 3. Biologics License Application

14 Scientific references Travelan® (IMM - 124E) Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Military Health System Research Symposium 14 - 17 Aug 2023_Abstract 1 Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers’ Diarrhea in Active Duty Military Service Assigned Abroad. Immuron Limited, 29 April, 2011 Travelan as a broad Spectrum anti - bacterial US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bovine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021. Bioactivity and efficacy of a hyperimmune bovine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta) Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Bioactive Immune Components of Travelan® Infect Immun. 2023 Nov; 91(11): e00097 - 23. Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM - 124E) has a non - detrimental effect on gut microbial communities in unchallenged mice Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis IMM - 529 Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: